

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (650) 969-6121

November 17, 2010

Mr. Robert T. Vincenzi
Chief Executive Officer
Lasercard Corporation
1875 North Shoreline Boulevard
Mountain View, California 94043-1601

> **Re:** **Lasercard Corporation
> Form 10-K for the Fiscal Year Ended April 2, 2010
> Filed June 15, 2010
> File No. 000-06377**

Dear Mr. Vincenzi:

We have completed our review of your Form 10-K for the Fiscal Year Ended April 2, 2010 and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief